Item 2.02 Results of Operations and Financial Condition.

On June 17, 2010, GameTech International, Inc.. (the “Company”) filed a Notification of Late Filing on Form 12b-25 with respect to its Form 10-Q for the period ended May 2, 2010 (the “Form 12b-25”) with the Securities and Exchange Commission.  The Company’s responses set forth in the Form 12b-25 under Part III and Part IV, Question 3 thereof contain information about the Company’s results of operations for the thirteen weeks ended May 2, 2010, which information is incorporated herein by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.